                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                          For the month of August 2005




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No             X
                   -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

     This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                 (Registrant)


Date: August 4, 2005                By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                       Name:  Jaime Alberto Velasquez B.
                                       Title:    Vice President of Finance

                            [BANCOLOMBIA LETTERHEAD]


             PRINCIPAL SHAREHOLDERS OF BANCOLOMBIA AFTER THE MERGER


In accordance with request 20058-78 issued by the Superintendency of Securities of Colombia, we hereby disclose the 20 largest shareholders of Bancolombia after the merger, indicating the number of common and preferred shares of the bank each of them currently holds and showing the approximate number of shares of Bancolombia they have the right to receive in exchange for the shares they held in Conavi Banco Comercial y de Ahorros S.A. and Corporacion Financiera Nacional Y Suramericana S.A. Corfinsura (post spin-off), as a result of the merger.

                                                                                   APPROXIMATE
                                                                                    NUMBER OF
                                                                                  SHARES OF BC                    APPROXIMATE
                                                                                 TO BE RECEIVED     APPROXIMATE    PERCENTAGE
                                       ID           COMMON          PREFERRED        IN THE        TOTAL SHARES   OWNERSHIP OF
               NAME                  NUMBER      SHARES OF BC      SHARES OF BC     EXCHANGE            BC             BC
BIC ADR PROGRAM FIDUBIC             811001966                      106,162,095                     106.162.095       14,59%
PORTAFOLIO DE INVERSIONES
SURAMERICANA S.A                    811011258      50.846.918              --      25.289.748       76.136.666       10,46%
SURAMERICANA DE INVERSIONES S.A
SURAMERICANA                        811012271      33.890.197              --      26.848.528       60.738.725        8,35%
FIDEICOMISO CITITRUST-
SURAMERICANA-IFC                    830054054      39.341.408                                       39.341.408        5,41%
CIA. DE CEMENTO ARGOS S.A           890900266      22.713.097       3,386,177       8.734.574       34.833.848        4,79%
CEMENTOS DEL VALLE S.A              890300437      29.658.125       4,120,038         951.126       34.729.289        4,77%
FONDO DE PENSIONES
OBLIGATORIAS PROTECCION             800229739       5.554.187      22,856,020         243.210       28.653.417        3,94%
INVERSIONES SPC S.A                 811033992      26.626.931                                       26.626.931        3,66%
EMMERY EQUITY CORPORATION           830064913      24,387,619                                       24,387,619        3.35%
HOLDING MERCANTIL
COLOMBIANA C.A                      830018206      22,386,979                                       22,386,979        3.08%
LORANGE INDUSTRIAL
CORPORATION                         830064912      20,612,331                                       20,612,331        2.83%
IN VALKIRIA Y CIA S EN C            811046705       7,434,799              --       8,069,420       15,504,219        2.13%
CIA. SURAMERICANA DE
CONSTRUCCIONES S.A                  890903406       7,864,587              --       3,860,233       11,724,820        1.61%
CIA. SURAMERICANA
DE SEGUROS S.A                      890903407       2,987,671              --       6,658,481        9,646,152        1.33%
INTERNATIONAL FINANCE
CORPORATION-IFC                     830053770                                       9,358,802        9,358,802        1.29%
FONDO DE PENSIONES
OBLIGATORIAS HORIZONTE              800231967       4,342,711       2,771,775       2,038,095        9,152,581        1.26%
CONSTRUCCIONES E
INVERSIONES LA PAULITA SA           811031355                                       9,012,780        9,012,780        1.24%
INVERSIONES ALASKA S.A              830505757                                       9,012,780        9,012,780        1.24%
MERCANTIL INVERSIONES Y
VALORES                             830131174       8,629,735                                        8,629,735        1.19%
FONDO DE PENSIONES
OBLIGATORIAS COLFONDOS              800227940       2,756,816       3,961,738         978,910        7,697,464        1.06%

Approximate total number of shares of BANCOLOMBIA
(Not accounting for cash payments for fractional shares)                                                        727,829,109

* In accordance with the Meger Agreement approved by the General Shareholders' Meetings of the merged entities, shareholders of Conavi and Corfinsura are able to choose the class of shares of Bancolombia (common or non voting preferred shares) to be received in the exchange for their Conavi or Corfinsura shares within the three months following the completion of the merger.

The three-month term established for the share exchange started on August 1, 2005 and ends on October 31, 2005. Once this term has expired, shareholders of Conavi and Corfinsura who did not exercise their right to choose the class or shares of Bancolombia to be received in the exchange will receive common shares.

Additionally, the number of shares of Bancolombia used as a base for the preparation of this information does not take into account cash payments for the fractional shares of Bancolombia that result from the exchange.

For the foregoing reasons, the information hereby disclosed represents an estimate. The capital structure of BANCOLOMBIA post-merger, the number of outstanding shares and the total number of ordinary and preferred shares can only be known once the share exchange term has expired.

** This information is based on Bancolombia's capital structure at July 11, 2005 and Conavi's and Corfinsura's capital structure at July 29, 2005.

*** In accordance with the requirement of the Superintendency of Securities, this information corresponds to the 20 largest shareholders of Bancolombia, considered individually, and does not take into account the beneficial owners of these shares.